ROPES & GRAY LLP
ONE METRO CENTER
700 12TH STREET, NW, SUITE 900
WASHINGTON, DC 20005-3948
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Nathan Briggs
August 23, 2012	T +1 202 626 3909
F +1 202 383 9308
nathan.briggs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: John Grzeskiewicz, Esq.

Re:                               Stone Harbor Emerging Markets Total Income Fund (File Nos. 333-182200 and 811-22716)

Dear Mr. Grzeskiewicz:

On behalf of Stone Harbor Emerging Markets Total Income Fund (the “Fund”), we are writing this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us in a letter dated July 13, 2012 relating to the Fund’s registration statement on Form N-2, which was filed with the Commission on June 18, 2012 (the “Registration Statement”).  For convenience of reference, the Staff’s comments have been set forth before each response.  The changes to the Registration Statement described below have been incorporated in a pre-effective amendment (the “Amendment”) which is being filed concurrently with this letter pursuant to Rule 472 under the Securities Act of 1933 (the “Securities Act”).

As requested, the Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General Comments

1.                                       Comment:  Please supply the Staff with copies of any exemptive application and any no-action request the Fund has submitted, or will submit, in connection with registration of its shares.

Response:  On October 12, 2011, the Commission issued an order (the “Order”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting exemptions from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder (Release No. IC-29834) to Stone Harbor Emerging Markets Income Fund and Stone Harbor Investment Partners LP (collectively, the “Applicants”).  It is expected that the relief granted in the Order will also apply to the Fund.  Copies of the Order and the related application, filed on behalf of the Applicants (File Nos. 812-13867), will be provided supplementally.

2.                                       Comment:  Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: The Fund has reviewed the disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with Rule 421 under Regulation C under the Securities Act.

3.                                       Comment:  Please advise the Staff whether the Financial Industry Regulatory Authority has reviewed and approved the terms of the underwriting agreement.

Response: As of the date of this letter, the Financial Industry Regulatory Authority has not reviewed or approved the terms of the underwriting agreement.

4.                                       Comment: If you intend to omit certain information from the form of the prospectus included in the Registration Statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:  The Fund has duly noted the comment.

5.                                       Comment: We may have more comments on disclosure included in any subsequent pre-effective amendment.

Response:  The Fund has duly noted the comment.

6.                                       Comment:  All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response:  The Fund has duly noted the comment.

Prospectus

Cover Page

7.                                       Comment: The chart on the cover page includes “Estimated offering expenses” as a separate line. Please revise the chart to conform to Item 1.1 of Form N-2.

Response: The requested change has been made.

8.                                       Comment: Please consider abridging the disclosure on the cover page to make it pithier. Item 1.2 of Form N-2 states that the cover page “may include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.” (Emphasis added).

Response: The disclosure on the cover page has been shortened to disclose an appropriate summary of the Fund’s investment objectives and strategies in accordance with Item 1.2 of Form N-2.

Prospectus Summary

Investment Objective and Policies

9.                                       Comment: Since the Fund’s investment objective is total return, please explain in your response letter why “total return” in the Fund’s name would not be more appropriate than “total income.”

Response: The Fund respectfully submits that the Fund’s name is not misleading and is consistent with Rule 35d-1 under the 1940 Act.  Accordingly, no changes to the Fund’s name are anticipated at this time.

10.                                 Comment:  As the Fund may use derivatives to a “significant extent,” please review your disclosure in light of the recently released guidance from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response:  The Fund has reviewed the derivatives disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with the referenced letter.

11.                                 Comment: In your response letter to the Staff, please confirm that the Fund will cover the entire notional amount of any credit default swaps that the Fund sells. In addition, please inform the Staff the range of compensation the Fund expects to receive from writing a credit default swap. Also, please advise the Staff whether the notional value of the total return swaps will exceed the liquid assets of the Fund. We may have additional comments.

Response: The Fund confirms that it will cover the entire notional amount of any credit default swaps it writes.  In addition, the Fund generally expects to receive between 0.50% and 15% of the notional value of any credit default swaps written by the Fund in compensation from writing such credit default swaps, although this range may vary based on market conditions.  The Fund does not expect the notional value of the total return swaps used by the Fund to exceed the value of the Fund’s liquid assets.

12.                                 Comment: The disclosure states: “The Fund initially intends to invest less than 25% of its assets in a single country, and thereafter less than 50% of its assets in a single country.” Please clarify whether this means “up to” 25% initially and sometime later “up to” 50% in one country. Please disclose when, or under what circumstances, the ceiling on investing in one country will be raised. If the

“single country” is already known, please indentify the country and provide the country specific risks.

Response: The Fund has changed its policy of being able to invest up to 50% of its assets in a single country.  Accordingly, the disclosure in question has been revised as follows:  “The Fund may invest up to 25% of its assets in a single country.”  The Fund does not currently know in which single country, if any, it will invest up to 25% of its assets.

Distributions

13.                                 Comment: Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: The Fund intends to report a distribution yield and has duly noted the comment.

Summary of Fund Expenses

14.                                 Comment: Under “Shareholder Transaction Expenses,” on the “Offering Expenses” line, remove “Borne by the Fund.” (The offering expenses are effectively borne by shareholders.)

Response: The requested change has been made.

15.           Comment: Please ensure that the table in footnote 7 will be less prominent than the actual fee table.

Response: The requested change has been made.

Statement of Additional Information

Independent Trustees

16.                                 Comment:  The Trustees of the Fund, including the requisite number of disinterested Trustees, should be furnished by a pre-effective amendment.

Response:  The requested change has been made.

*          *          *

If you have any further questions or comments please do not hesitate to call me at (202) 626-3909 or Michael G. Doherty at (212) 497-3612.

Best regards,

/s/ Nathan Briggs

Nathan Briggs

Cc:	Adam J. Shapiro, Esq.
Michael G. Doherty, Esq.